ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: jodene.dutnall@atco.com

June 08, 2007

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

07024896

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed June 06, 2007 for symbol CU
- Corporation's Form 1, filed June 06, 2007 for symbol CU.X
- Corporation's Form 1, filed June 06, 2007 for symbol CU.PR.A
- Corporation's Form 1, filed June 06, 2007 for symbol CU.PR.B

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

PROCESSED
JUL 09 2007
THOMSON
FINANCIAL

Jodene Dutnall
Corporate Secretarial Dept.

Encl.

Dw 7/5

ATCO 60 years 2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	05/01/2007 - 05/31/2007

Summary

Issued & Outstanding Opening Balance :	81,525,886	As at :	05/01/2007
	Effect on Issued & Outstanding Securities		
Stock Option Plan	2,100		
Other Issuances and Cancellations	46,100		
Issued & Outstanding Closing Balance :	81,574,086		

Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,340,800**	As at :	05/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
05/31/2007	N	2,000	2,100	3,000	
Totals		2,000	2,100	3,000	0

Stock Options Outstanding Closing Balance:	**1,337,700**	As at :	05/31/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
05/31/2007	Conversion (General)	46,100
Totals		46,100

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	06/06/2007
Last Updated:	06/06/2007

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	05/01/2007 - 05/31/2007

Summary

Issued & Outstanding Opening Balance :	43,890,984	As at :	05/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-46,100		
Issued & Outstanding Closing Balance :	43,844,884		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
05/31/2007	Conversion (General)	-46,100
Totals		-46,100

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	06/08/2007
Last Updated:	06/06/2007

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	05/01/2007 - 05/31/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	05/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	06/08/2007
Last Updated:	06/06/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	05/01/2007 - 05/31/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	05/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	06/08/2007
Last Updated:	06/06/2007

END